WILLIAM L. HUGHES	May 17, 2016	EMAIL WHUGHES@FENWICK.COM Direct Dial (415) 875-2479

VIA EDGAR
Ms. Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Dot Corporation
DEFA14A filed on May 16, 2016
File No. 1-34819
Dear Ms. Chalk:
In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 17, 2016, relating to the press release issued by Green Dot Corporation (“Green Dot”) and dated May 16, 2016, filed under cover of the DEFA14A listed above, Green Dot has issued a press release today to clarify the statements noted in your letter. Today’s press release will be filed with Commission as definitive additional materials on May 18, 2016.
Please feel free to contact me at (415) 875-2479 if the Staff has any additional questions or comments.
Very truly yours,
/s/ William L. Hughes

William L. Hughes
Fenwick & West LLP

cc:	John Ricci, Green Dot Corporation